SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28769; File No. 812-13633]

Embarcadero Funds, Inc., et al.; Notice of Application

June 22, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act" or "1940 Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act,

as well as from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and

materially amend subadvisory agreements without shareholder approval and would grant relief

from certain disclosure requirements.

Applicants: Embarcadero Funds, Inc. (the "Company") and Van Wagoner Capital Management,

Inc. (the "Adviser").

Filing Dates: The application was filed on February 18, 2009, and amended on June 15, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on July 17, 2009 and should

be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a

certificate of service. Hearing requests should state the nature of the writer's interest, the reason for

the request, and the issues contested. Persons who wish to be notified of a hearing may request

notification by writing to the Commission's Secretary.

<u>Addresses</u>: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, Three Embarcadero Center, Suite 1100, San Francisco, CA 94111.

<u>For Further Information Contact</u>: Barbara T. Heussler, Senior Attorney, at (202) 551-6990, or Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

<u>Supplementary Information</u>:   The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

1.   The Company, a Maryland corporation organized as a series investment company, is registered under the Act as an open-end management investment company and currently consists of five series: The All-Cap Growth Fund, Small-Cap Growth Fund, Alternative Strategies Fund, Absolute Return Fund and Market Neutral Fund (each a "Fund" and collectively, the "Funds").[1] Each series has separate investment objectives, policies and restrictions. The Adviser, a Delaware corporation, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). The Adviser serves as investment adviser to all five series of the Company under investment advisory agreements with

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[1] Applicants also request relief with respect to existing and future series of the Company and any other existing or future registered open-end management investment company or series thereof that: (i) is advised by the Adviser or any person controlling, controlled by, or under common control with the Adviser or its successors; (ii) uses the management structure described in this application; and (iii) complies with the terms and conditions of this application (together with the Funds that use Subadvisers, as defined below, the "Subadvised Funds"). For purposes of the requested order, "successor" is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization. The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an applicant. If the name of any Subadvised Fund contains the name of a Subadviser, the name of the Adviser or the name of the entity controlling, controlled by, or under common control with the Adviser that serves as the primary adviser to the Subadvised Fund will precede the name of the Subadviser.

the Company ("Advisory Agreements"). The Advisory Agreements have been approved by the

shareholders of each Fund and by the board of directors of the Company ("Board"), including a

majority of those directors who are not "interested persons" of the Company or the Adviser as

defined in section 2(a)(19) of the Act ("Independent Directors").

2.	Under the terms of the Advisory Agreements, the Adviser shall, subject to and in

accordance with the investment objective and policies of a Fund and any directions which the

Board may issue to the Adviser, have overall responsibility for the general management and

investment of the assets and securities portfolios of the Fund. For the investment management

services it provides to each Fund, the Adviser receives from that Fund the fee specified in the

Advisory Agreements, payable monthly at an annual rate based the average daily net assets of

the Fund. The Advisory Agreements permit the Adviser, to delegate certain asset management

responsibilities to one or more subadvisers ("Subadvisers"). The Adviser has entered or intends

to enter into investment subadvisory agreements ("Subadvisory Agreements") with various

Subadvisers to provide investment advisory services to four of the Funds.[2] Each Subadviser is,

and any future Subadviser will be, registered as an investment adviser under the Advisers Act.

The Adviser monitors and evaluates the Subadvisers and recommends to the Board their hiring,

retention or termination. Subadvisers recommended to the Board by the Adviser are selected and

approved by the Board, including a majority of the Independent Directors. Subadvisers have

discretionary authority to invest the assets or a portion of the assets of a particular Fund. The

Adviser will compensate each Subadviser out of the fees paid to the Adviser under the Advisory

Agreements.

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[2] The Adviser may enter into Subadvisory Agreements in the future to provide investment advisory services to the fifth
fund, the Alternative Strategies Fund.

3.   Applicants request an order to permit the Adviser, subject to Board approval, to select certain Subadvisers and materially amend an existing Subadvisory Agreement without obtaining shareholder approval. The requested relief will not extend to any Subadviser who is an affiliated person, as defined in section 2(a)(3) of the Act, of the Company or of the Adviser, other than by reason of serving as a Subadviser to one or more Funds ("Affiliated Subadviser").

4.   Applicants also request an exemption from the various disclosure provisions described below that may require the Funds to disclose fees paid by the Adviser to each Subadviser. An exemption is requested to permit the Company to disclose for each Subadvised Fund (as both a dollar amount and as a percentage of the Subadvised Fund's net assets): (i) the aggregate fees paid to the Adviser and any Affiliated Subadviser, if any; and (ii) the aggregate fees paid to Subadvisers other than Affiliated Subadvisers (collectively, the "Aggregate Fee Disclosure"). Any Subadvised Fund that employs an Affiliated Subadviser will provide separate disclosure of any fees paid to the Affiliated Subadviser.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by a vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires disclosure of the method and amount of the investment adviser's compensation.

3.   Rule 20a-1 under the Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Securities Exchange Act of 1934 ("1934 Act"). Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fees," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.   Form N-SAR is the semi-annual report filed with the Commission by registered investment companies. Item 48 of Form N-SAR requires investment companies to disclose the rate schedule for fees paid to their investment advisers, including the Subadvisers.

5.   Regulation S-X sets forth the requirements for financial statements required to be included as part of investment company registration statements and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b), and (c) of Regulation S-X require that investment companies include in their financial statements information about investment advisory fees.

6.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that their requested relief meets this standard for the reasons discussed below.

7.   Applicants assert that the shareholders rely on the Adviser's experience to select one or more Subadvisers best suited to achieve the Subadvised Fund's investment objectives.

Applicants assert that, from the perspective of the investor, the role of the Subadvisers is comparable to that of the individual portfolio managers employed by traditional investment company advisory firms. Applicants state that requiring shareholder approval of each Subadvisory Agreement would impose unnecessary delays and expenses on the Subadvised Funds, and may preclude the Fund from acting promptly in a manner considered advisable by the Adviser and the Board. Applicants note that each Subadvised Fund's Advisory Agreements and Subadvisory Agreements with Affiliated Subadvisers (if any) will continue to be subject to the shareholder approval requirements of section 15(a) of the Act and rule 18f-2 under the Act.

8. Applicants assert that many investment advisers use a "posted" rate schedule to set their fees. Applicants state that while investment advisers are willing to negotiate fees that are lower than those posted on the schedule, they are reluctant to do so where the fees are disclosed to other prospective and existing customers. Applicants submit that the relief requested to use Aggregate Fee Disclosure will encourage potential Subadvisers to negotiate lower subadvisory fees with the Adviser.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1. Before a Subadvised Fund may rely on the order requested in the application, the operation of the Subadvised Fund in the manner described in the application will be approved by a majority of the Subadvised Fund's outstanding voting securities, as defined in the Act, or, in the case of a Subadvised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Subadvised Fund's shares to the public.

2.   The prospectus for each Subadvised Fund will disclose the existence, substance, and effect of any order granted pursuant to the application. Each Subadvised Fund will hold itself out to the public as employing the management structure described in the application. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.   Within 90 days of the hiring of any new Subadviser, the affected Subadvised Fund's shareholders will be furnished all information about the new Subadviser that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in such disclosure caused by the addition of the new Subadviser. To meet this obligation, a Subadvised Fund will provide shareholders within 90 days of the hiring of a new Subadviser with an information statement meeting the requirements of Regulation 14C, Schedule 14C, and Item 22 of Schedule 14A under the 1934 Act, except as modified by the order to permit Aggregate Fee Disclosure.

4.   The Adviser will not enter into a Subadvisory Agreement with any Affiliated Subadviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Subadvised Fund.

5.   At all times, at least a majority of the Board will be Independent Directors, and the nomination of new or additional Independent Directors will be placed within the discretion of the then-existing Independent Directors.

6.   When a Subadviser change is proposed for a Subadvised Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Directors, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the

Subadvised Fund and its shareholders and does not involve a conflict of interest from which the

Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.   Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be

engaged to represent the Independent Directors. The selection of such counsel will be within the

discretion of the then existing Independent Directors.

8.   The Adviser will provide the Board, no less frequently than quarterly, with

information about the profitability of the Adviser on a per-Subadvised Fund basis. The

information will reflect the impact on profitability of the hiring or termination of any Subadviser

during the applicable quarter.

9.   Whenever a Subadviser is hired or terminated, the Adviser will provide the Board

with information showing the expected impact on the profitability of the Adviser.

10.   The Adviser will provide general management services to each Subadvised Fund,

including overall supervisory responsibility for the general management and investment of the

Subadvised Fund's assets and, subject to review and approval of the Board, will: (i) set each

Subadvised Fund's overall investment strategies; (ii) evaluate, select and recommend

Subadvisers to manage all or part of a Subadvised Fund's assets; (iii) when appropriate, allocate

and reallocate a Subadvised Fund's assets among multiple Subadvisers; (iv) monitor and

evaluate the performance of Subadvisers; and (v) implement procedures reasonably designed to

ensure that the Subadvisers comply with each Subadvised Fund's investment objective, policies

and restrictions.

11.   No director or officer of the Company, or director or officer of the Adviser, will

own directly or indirectly (other than through a pooled investment vehicle that is not controlled

by such person) any interest in a Subadviser, except for: (i) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Subadviser or an entity that controls, is controlled by, or is under common control with a Subadviser.

12.   Each Subadvised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13.   In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary